December 5, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto H. Zapata

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emery Partners Income Credit Strategies Fund (the “Trust” or “Fund”)
Registration Statement on Form N-2
Filing No.: 811-23856

Dear Mr. Zapata,

This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s amendment to its Registration Statement on Form N-2 filed on August 1, 2025 (the “Registration Statement”). For your convenience, the comments have been reproduced in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Client Relationships. With respect to the disclosure in the Registration Statement regarding “Client Relationships,” please address the following items:

a.	Specify the set of services (if any) that Shepherd Kaplan Krochuk, LLC (“SKK”) will provide on the Adviser’s behalf or to the Adviser and, if so, why such services would not amount to advisory services provided to the Fund.

Response: SKK does not provide any investment advisory services on the Adviser’s behalf or to the Adviser. The Adviser leases offices space from SKK.

b.	Specify the extent the Adviser will rely on SKK personnel.

Response: As disclosed in the Registration Statement, the Adviser’s principals are also employed by SKK, however, the Adviser does not rely on non-Adviser personnel with respect to the Adviser’s services.

United States Securities and Exchange Commission
December 5, 2025

c.	Will SKK personnel provide any investment advice to the Fund? If so, will such SKK personnel be supervised (as defined under Section 202(a)(25) of the Investment Advisers Act of 1940)?

Response: As disclosed in the Registration Statement, the Adviser’s principals are also employed by SKK, however, non-Adviser personnel will not provide any investment advice to the Fund.

d.	What fees (if any) are paid to SKK and by whom? If there are fees paid to SKK, are such fees paid under a resource sharing or similar agreement?

Response: The Adviser does not pay any fees to SKK.

e.	Please address whether SKK would be a fiduciary with respect to the Fund.

Response: SKK does not provide any investment advisory services on the Adviser’s behalf or to the Adviser. Accordingly, SKK would not be a fiduciary with respect to the Fund.

f.	Please explain the registration status of SKK.

Response: SKK is an SEC-registered investment adviser.

g.	Where is SKK domiciled?

Response: SKK is a Delaware limited liability company with its principal office located in Boston, Massachusetts.

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Should you have any questions or require additional information, please do not hesitate to contact me at 917-805-1818 or john.ramirez@practus.com.

Sincerely,

John F. Ramírez

Practus, LLP